UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Pacira BioSciences, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
695127100
(CUSIP NUMBER)
Kevin Livingston
1370 Avenue of the Americas, 33rd Floor
New York, NY 10019
(212) 660-8060
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
N/A
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☒.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 695127100	13D

1	NAME OF REPORTING PERSONS Consonance Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,075,970
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,075,970
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,075,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 695127100	13D

1	NAME OF REPORTING PERSONS Consonance Capman GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,075,970
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,075,970
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,075,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 695127100	13D

1	NAME OF REPORTING PERSONS Mitchell Blutt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,075,970
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,075,970
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,075,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

Amendment No. 4 to Schedule 13D
The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Consonance Capital Management LP, a Delaware limited partnership (“Consonance”), Consonance Capman GP LLC, a Delaware limited liability company (“Capman”), and Dr. Mitchell Blutt, the principal of Consonance (collectively, the “Reporting Persons”) on October 22, 2018, as amended by Amendment No. 1 filed on June 5, 2019, Amendment No. 2 filed on July 10, 2019, and Amendment No. 3 filed on August 5, 2019. This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
This Schedule 13D relates to Common Stock of the Issuer purchased by Consonance through the accounts of Consonance’s private fund client and potentially through its managed account client (collectively, the “Consonance Investors”). Consonance serves as the investment manager to the Consonance Investors and may direct the vote and dispose of the 2,075,970 shares of Common Stock held by the Consonance Investors. As the general partner of Consonance, Capman may direct the vote and disposition of the 2,075,970 shares of Common Stock held by the Consonance Investors. As the principal of Consonance, Dr. Blutt may direct the vote and disposition of the 2,075,970 shares of Common Stock held by the Consonance Investors.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) The aggregate percentage of Common Stock reported to be beneficially owned by the Reporting Persons is based on 41,635,099 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of August 4, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2019.
Consonance, as the investment manager of the Consonance Investors, may be deemed to beneficially own the 2,075,970 shares of Common Stock held by the Consonance Investors, representing approximately 4.9% of the issued and outstanding shares of Common Stock of the Issuer.
In addition, Capman and Dr. Blutt, as the general partner and principal, respectively, of Consonance, the investment manager of the Consonance Investors, may also be deemed to beneficially own the 2,075,970 shares of Common Stock beneficially owned by the Consonance Investors, representing approximately 4.9% of the issued and outstanding shares of Common Stock of the Issuer.
The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the shares of Common Stock reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the shares of Common Stock reported herein that are not directly owned by such Reporting Person.  No Other Officer beneficially owns any shares of Common Stock of the Issuer.
(b) Consonance, Capman and Dr. Blutt have the shared power to vote and dispose of the Common Stock held by the Consonance Investors reported in this Schedule 13D.
(c) Except as previously disclosed in this Schedule 13D, as amended, Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons (on behalf of the Consonance Investors). Each of the transactions in the Common Stock were effected in the open market.
(d) The Consonance Investors hold the shares of Common Stock reported herein.  Other than as set forth herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
(e) On September 5, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer's shares of Common Stock.

Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 6, 2019

CONSONANCE CAPITAL MANAGEMENT LP

By:	Consonance Capman GP LLC

By:	/s/ Mitchell Blutt
Mitchell Blutt
Managing Member

CONSONANCE CAPMAN GP LLC

By:	/s/ Mitchell Blutt
Mitchell Blutt
Managing Member

/s/ Mitchell Blutt
Mitchell Blutt

ANNEX A
Except as previously disclosed in this Schedule 13D, as amended, the following table sets forth all transactions with respect to shares of Common Stock of the Issuer of which the Reporting Persons may be deemed to have beneficial ownership effected in the past 60 days, as of 9:00 am EDT on September 6, 2019. All such transactions were sales of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Buy/Sell	Shares	Per Share Cost
8/05/2019	Sell	4,998	$ 42.9699
8/05/2019	Sell	20,002	$ 42.9699
8/06/2019	Sell	4,999	$ 43.3566
8/06/2019	Sell	20,001	$ 43.3566
8/07/2019	Sell	4,998	$ 43.3014
8/07/2019	Sell	20,002	$ 43.3014
8/08/2019	Sell	604	$ 42.5222
8/08/2019	Sell	2,415	$ 42.5222
8/09/2019	Sell	1,999	$ 42.1639
8/09/2019	Sell	8,001	$ 42.1639
8/12/2019	Sell	3,999	$ 40.8785
8/12/2019	Sell	16,001	$ 40.8785
8/13/2019	Sell	1,999	$ 40.5051
8/13/2019	Sell	8,001	$ 40.5051
8/14/2019	Sell	1,999	$ 39.3515
8/14/2019	Sell	8,001	$ 39.3515
8/15/2019	Sell	1,999	$ 38.9679
8/15/2019	Sell	8,001	$ 38.9679
8/16/2019	Sell	1,999	$ 38.3496
8/16/2019	Sell	8,001	$ 38.3496
8/19/2019	Sell	5,498	$ 38.0931
8/19/2019	Sell	22,002	$ 38.0931
8/20/2019	Sell	3,999	$ 37.7661
8/20/2019	Sell	16,001	$ 37.7661
9/03/2019	Sell	3,719	$ 36.6402
9/03/2019	Sell	14,881	$ 36.6402
9/04/2019	Sell	4,999	$ 36.2465
9/04/2019	Sell	20,001	$ 36.2465
9/05/2019	Sell	4,999	$ 37.1264
9/05/2019	Sell	20,001	$ 37.1264